Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
1847 Neese Inc.	Delaware	55%
Neese, Inc.	Iowa	100%
1847 Asien Inc.	Delaware	95%
Asien’s Appliance, Inc.	California	100%
1847 Goedeker Inc.	Delaware	54%
1847 Cabinet Inc.	Delaware	100%